UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7663

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by AlerisLife Inc., a Maryland corporation (“ALR” or the “Company”) on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of the Company’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by ABP and Purchaser with the SEC on February 17, 2023, as amended or supplemented from time to time.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on March 17, 2023, unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person

Item 2. is hereby amended and supplemented as follows:

The bold and underlined language is added as a second paragraph to the “Business and Background of the Company’s Directors and Officers” section on page 1:

ALR’s board of directors (the “Board”) is comprised of six directors, including four Independent Directors and two Managing Directors. Under ALR’s bylaws, so long as the number of directors is less than five, at least one director must meet the qualifications of a Managing Director (as defined below) and, so long as the number of directors is five or greater, at least two directors must meet the qualifications of a Managing Director (as defined below). ALR’s bylaws require that a majority of the Board be Independent Directors. Under the bylaws, Independent Directors are directors who are not employees of ALR or The RMR Group LLC, a Maryland limited liability company (“RMR”), which provides management services to the Company, are not involved in ALR’s day to day activities and are persons who qualify as an independent director under the applicable rules of the Nasdaq Capital Market (“Nasdaq”) and the U.S. Securities and Exchange Commission (“SEC”). As set forth in ALR’s bylaws, Managing Directors are directors who are not Independent Directors and who have been employees, officers or directors of the ALR or RMR or involved in the day-to-day activities of ALR for at least one year prior to such director’s election.

Some Independent Directors hold or have held board seats in RMR-managed REITS or RMR-managed operating companies. Specifically, Lead Independent Director Donna D. Fraiche has held seats on the boards of Service Properties Trust since 2015 and Office Properties Income Trust since 2019. Independent Director Bruce M. Gans has held a seat on the board of Industrial Logistics Properties Trust since 2018 and previously held seats on the boards of Service Properties Trust and Hospitality Properties Trust. Independent Director Barbara D. Gilmore has held seats on the boards of Seven Hills Realty Trust since 2020, Office Properties Income Trust since 2009, and TravelCenters of America, Inc. since 2007.

The bold and underlined language is added to and the struck through language is removed from the first paragraph of the “Tender Offer and Merger” section on page 1:

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC “Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of ALR’s ~~managing directors~~ Managing Directors and the chair of ~~its~~ the Board ~~of Directors (the “Board”)~~, to purchase all of the outstanding Shares (other than Shares held by ABP, Purchaser, any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at a price per Share of $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by ABP and Purchaser with the ~~U.S. Securities and Exchange Commission (“SEC”)~~ SEC on February 17, 2023, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3. is hereby amended and supplemented as follows:

The bold and underlined language is added to and the struck through language is removed from the first paragraph of the “Relationships with RMR and Others Related to It” section on page 3:

The Company has relationships and historical and continuing transactions with DHC, RMR, ABP Trust, Mr. Portnoy and others related to them, including other companies to which RMR provides management services and some of which have trustees, directors or officers who are also the Company’s Directors or officers. The RMR Group Inc. (“RMR Inc.”) is the managing member of RMR. Mr. Portnoy is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Ms. Clark also serves as a managing director and the executive vice president, general counsel and secretary of RMR Inc., an officer and employee of RMR and an officer of ABP Trust. Certain of the Company’s officers and officers of DHC are also officers and employees of RMR. Some of the Company’s ~~independent directors~~ Independent Directors also serve as independent trustees or independent directors of other public companies to which RMR or its subsidiaries provide management services. Mr. Portnoy serves as the chair of the boards and as a managing director or managing trustee of those companies. Other officers of RMR including Ms. Clark, serve as managing directors or managing trustees of certain of these companies. In addition, officers of RMR and RMR Inc. serve as the Company’s officers and officers of other companies to which RMR or its subsidiaries provide management services.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to and the struck through language is removed from the first two paragraphs of the “Recommendation of the Special Committee and the Board” section on page 10:

The Special Committee adopted resolutions (1) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company’s ~~stockholders (other than ABP and its affiliates)~~ stockholders that are not affiliates (as defined in Rule 13e-3(a)(1) under the Exchange Act (the “unaffiliated stockholders”)), (2) declaring the Merger advisable, and (3) recommending to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger.

The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of the ~~stockholders (other than ABP and its affiliates)~~ unaffiliated stockholders.

The bold and underlined language is added to and the struck through language is removed from the sixteenth paragraph of the “Background of the Offer and Merger—Background of the Offer” section on page 13:

The Special Committee then considered the potential engagement of a ~~Citi as the Special Committee’s~~ financial advisor. After discussion, the Committee determined to engage Citi. Among the factors considered by the Special Committee were Citi’s expertise with transactions of this type;~~, and~~ Citi’s familiarity with the Company and its business and the senior living industry and Citi’s prior engagements with the Company, RMR and other RMR client companies; and the possibility of engaging a financial advisor other than Citi. The Special Committee determined that Citi’s prior engagements by the Company, RMR and other RMR client companies would not adversely impact Citi’s ability to act effectively as financial advisor to the Special Committee given, among other factors: (a) that the amount of fees Citi had received during the past two years in connection with such prior engagements did not appear to be material to Citi, and (b) Citi’s belief that, notwithstanding such prior relationships, Citi could act with impartiality as a financial advisor to the Special Committee in relation to the proposed transaction. After discussion, the Special Committee resolved to engage, and subsequently formally engaged, Citi to act as its financial advisor with respect to a potential strategic transaction substantially on terms discussed at the meeting. The Special Committee also discussed engaging special Maryland counsel to assist with the transaction and determined to engage Saul Ewing.

The bold and underlined language is added to and the struck through language is removed from the first paragraph of the “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger” section on page 19:

Each of the Special Committee and the Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s ~~stockholders (other than ABP and its affiliates)~~ unaffiliated stockholders.

The bold and underlined language is added to and the struck through language is removed from the sixteenth paragraph of the “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Special Committee” section on page 21:

Procedural Safeguards. The following procedural safeguards to ensure the fairness of the Transactions and to permit the Special Committee to represent the interests of the Company’s ~~stockholders (other than ABP and its affiliates)~~ unaffiliated stockholders:

•	the Special Committee consists solely of directors of the Company who are ~~independent directors~~ Independent Directors who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and the Special Committee was advised by and directed the review, evaluation and negotiation of the Offer and the Merger with independent legal and financial advisors;

The bold and underlined language is added to and the struck through language is removed from the first paragraph of the “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Board of Directors” section on page 22:

The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of the Company’s ~~stockholders (other than ABP and its affiliates)~~ unaffiliated stockholders.

The bold and underlined language is added to and the struck through language is removed from the fourth paragraph of the “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Board of Directors” section on page 23:

•	The Independence of the Special Committee: The Special Committee consists solely of directors of the Company who are ~~independent directors~~ Independent Directors who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger; and

The bold and underlined language is added to the seventh paragraph of the “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Board of Directors” section and an eighth paragraph is inserted immediately following on page 23:

The Special Committee and the Board did not appraise the assets of the Company to determine the liquidation value for the stockholders (other than ABP and its affiliates) both because it considered the Company to be a viable going concern and in view of the fact that ABP desires for the Company to continue to conduct its business. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders (other than ABP and its affiliates), because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Committee and the Board did not consider the historical market prices of the Shares or the purchase prices ABP and Purchaser previously paid for the Shares they beneficially own to be relevant factors to determine fairness because such prices pre-date (x) the Company’s recent financial strain and resulting stock performance, (y) the continuing impact of the COVID-19 pandemic and the resulting significant change in market conditions as it relates to the senior living community sector, and (z) current U.S. economic conditions as a whole, including inflation, supply chain issues and ongoing labor constraints. The Special Committee and the Board did not separately consider the Company’s going concern value as it believes that the Company’s financial forecasts were representative of the Company’s going concern prospects if it continued to operate its business as a stand-alone business. Other than proposals made by Party A and Party B and described under the heading “Background of the Offer and Merger,” the Company is not aware of any firm offers made by any person affiliated with the Company during the past two years with respect to (a) the merger or the consolidation of the Company with or into another company or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Special Committee concluded that approval by a majority of the Company’s unaffiliated stockholders is not necessary for approval of the Transactions. Such approval is not required under Maryland law and various safeguards and protective steps have been adopted to ensure the procedural fairness of the Transactions, including the procedural safeguards discussed in the section “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Procedural Safeguards” above. Nor, as disclosed in the “State Anti-Takeover Laws” section of this Schedule 14D-9, do the voting requirements set forth in MGCL § 3-602 apply. As previously disclosed by the Company, the Board approved (i) the prior acquisition of Company common stock by DHC, f/k/a/ Senior Housing Properties Trust, as documented on pages 3 and 47 of the Company’s Notice of 2019 Annual Meeting of Stockholder and Proxy Statement filed publicly on April 25, 2019, and (ii) the prior acquisition of Company common stock by ABP Acquisition LLC, as documented on page 9 of the ABP Acquisition LLC’s 2016 Schedule 13D filed publicly on November 14, 2016.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

The bold and underlined language is added as a new paragraph after the last paragraph of the section titled “Regulatory Approvals.”

Except as otherwise set forth in this Schedule 14D-9, ALR is not aware of any licenses or other regulatory permits that appear to be material to the business of ALR and that might be adversely affected by the acquisition of Shares by Purchaser or ABP pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority (other than with respect to the CIMA Application (as defined below) and the New Jersey Application) that would be required for the acquisition or ownership of Shares by Purchaser or ABP pursuant to the Offer. Following the commencement of the Offer, ALR, ABP and Purchaser became aware that the approval of the Cayman Islands Monetary Authority may be required in connection with the change of control of ALR’s Cayman Islands organized captive insurance company subsidiary resulting from the potential transaction. ABP and Purchaser are preparing to submit an application with the Cayman Islands Monetary Authority regarding the operations of ALR's Cayman Islands organized captive insurance company subsidiary and the Transactions (the “CIMA Application”). While ABP and Purchaser are preparing to seek the prompt approval of the CIMA Application, the receipt of such approval is not a condition of the Offer.

The bold and underlined language is added as a new section immediately following the “Regulatory Approvals” section.

MidCap Consent

On February 28, 2023, MidCap delivered its consent by entering into a letter agreement with certain subsidiaries of ALR (the “Consent Letter”), whereby MidCap consented to the Transactions, including the Offer and the Merger, pursuant to (i) the Credit Agreement and (ii) that certain Guaranty and Security Agreement, dated as of January 27, 2022, by ALR and Five Star Senior Rehabilitation and Wellness Services, LLC, a Maryland limited liability company. Accordingly, the consent described in the “Background of the Offer” section in Item 4. The Solicitation or Recommendation has been satisfied.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2023	ALERISLIFE INC.

	By:	/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer Title: President and Chief Executive Officer